UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Geron Corporation

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

374163103 (CUSIP Number)

October 25, 2004

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 374163103

1.	Names of Reporting Persons. Argos Therapeutics, Inc. (formerly Merix Bioscience, Inc.) I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 221,300 (See Item 4) 6. Shared Voting Power 0 7. Sole Dispositive Power 221,300 (See Item 4) 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 221,300
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.48% (See Item 4)
12.	Type of Reporting Person CO

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Item 1.(a)	Name of Issuer
Geron Corporation

(b)	Address of Issuer’s Principal Executive Offices

230 Constitution Drive Menlo Park, California 94025

Item 2.(a)	Name of Person Filing

Argos Therapeutics, Inc. (formerly Merix Bioscience, Inc.)

(b)	Address of Principal Business Office or, if none, Residence

4233 Technology Drive Durham, NC 27704

(c)	Citizenship

State of Delaware, United States

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number 374163103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

	If this statement is filed pursuant to Rule 13d-1(c), check this box	☒

Item 4.	Ownership.

	(a)	Amount beneficially owned:

221,300 shares of Common Stock

	(b)	Percent of class:

0.48%[1]

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote

221,300

		(ii)	Shared power to vote or to direct the vote

0

		(iii)	Sole power to dispose or to direct the disposition of

221,300

		(iv)	Shared power to dispose or to direct the disposition of

0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Inapplicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Inapplicable.

Item 8.	Identification and Classification of Members of the Group

Inapplicable.

Item 9.	Notice of Dissolution of Group

Inapplicable.

Item 10.	Certification

Inasmuch as the reporting person is no longer the beneficial owner of more than five percent of the number of shares outstanding, the reporting person has no further reporting obligation under Section 13(d) of the Securities and Exchange Commission thereunder, and the reporting person has no obligation to amend this Statement if any material change occurs in the facts set forth herein. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[1]	Based on 45,633,456 shares of Common Stock issued and outstanding as of October 25, 2004 as reported by the Issuer on its most recent filing on Form 10-Q.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 26, 2004

Argos Therapeutics, Inc. (formerly Merix Bioscience, Inc.)

By:	/s/ Timothy Trost
Timothy Trost, Chief Financial Officer

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